UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 10, 2020, BioNTech SE (the “Company”) provided a development update and reported its financial results for the three and nine months ended September 30, 2020. The interim condensed consolidated financial statements as well as the operating and financial review and prospects of the Company, for the three and nine months ended September 30, 2020, are attached hereto as Exhibit 99.1 and shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and incorporated by reference herein.

On May 6, 2020, the Company acquired Neon Therapeutics, Inc., a biotechnology company developing novel neoantigen-based T-cell therapies. Certain unaudited pro forma condensed combined financial information is attached hereto as Exhibit 99.2.

The information contained in Exhibit 99.2 is furnished only and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, unless expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: November 10, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Quarterly Report for the Three and Nine Months Ended September 30, 2020.
99.2	Unaudited pro forma condensed combined financial information for the year ended December 31, 2019 and the nine months ended September 30, 2020.